October 11, 2011

Via EDGAR	Randolf W. Katz direct dial: 714.966.8807
rkatz@bakerlaw.com
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Sirimal R. Mukerjee

Re:	Eternal Energy Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed September 15, 2011
Number: 333-173927

Ladies and Gentlemen:

Eternal Energy Corp., a Nevada corporation (“EERG”), is pleased to respond to Staff’s comments in its October 5, 2011, comment letter.  The comments have been transcribed, with EERG’s response immediately below.

Amendment No. 4 to Registration Statement on Form S-4

General

1.
We note that each of Eternal Energy and American Eagle have requested confidential treatment for certain exhibits that were filed with their Forms 10-Q filed on August 18, 2011. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all comments on such requests, contained in our letters dated September 27, 2011, have been resolved.

Response.

EERG is mindful of your comments contained in your letters dated September 27, 2011 and understands that you will not be in a position to accelerate the effectiveness of EERG’s registration statement until all such comments have been resolved.  To that end, each of EERG and American Eagle Energy Inc. (“AMZG”) has responded to such comments by separate letters to the Staff dated October 10, 2011 and they filed amended Quarterly Reports on Form 10-Q on October 11, 2011.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
October 11, 2011

Risk Factors, page 8

Exploratory drilling involves many risks. . ., page 12

2.
We note your response to comments 6 through 9 in our letter dated August 5, 2011. In particular, we note your disclosure on page 51 that “We rely fully on our third-party service providers to establish and carry out procedures to cope with any negative environmental impact that could occur in the event of a spill or leak in connection with their hydraulic fracturing services.” Please clarify whether the third-party service provider ultimately would retain responsibility for any costs associated with a spill or leak. In this regard, if appropriate and material, please expand this risk factor to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Response.

EERG has enhanced the disclosure in the current pre-effective Amendment on page 51 to clarify the allocation of responsibility as between the third-party service provider and EERG for any costs resulting from underground migration, surface spillage, mishandling of fracturing fluids, or a leak.  Further, EERG has disclosed the operational and financial risks in the event of the occurrence of a significant event resulting from underground migration, surface spillage, mishandling of fracturing fluids, or a leak on page 51.

Exhibit 99.2 and Exhibit 99.3

3.
We reissue comment 13 in our letter dated August 5, 2011 and reissue again comment 8 in our letter dated July 19, 2011.  The report filed does not appear to contain a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report or that the third party has used all methods and procedures it considered necessary under the circumstances to prepare the report.  See Items 1202(a)(8)(iv) and 1202(a)(8)(viii) of Regulation S-K.  Please obtain and file a new, revised report.

Response.

Following a conference call with Staff, EERG has revised the report that is attached to the current pre-effective Amendment as Exhibit 99.2 to correct a scrivener’s error by adding a statement mistakenly omitted from the previously filed report to the effect that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report and that the third party has used all methods and procedures it considered necessary under the circumstances to prepare the report.  Further, a revised report is also attached as Exhibit 99.3 that is addressed to AMZG that corrects the same scrivener’s error by adding the same statement.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
October 11, 2011

Closing Comments

EERG notes Staff’s closing comments.  I expect that Pre-Effective Amendment No. 5 is fully responsive to Staff’s comments.  After you have reviewed the attached, please feel free to contact the undersigned with any final comments or inquiries.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of Baker & Hostetler LLP
RWK/rfm

On behalf of EERG, the following acknowledgments are made:

a.	A declaration of effectiveness of the referenced Registration Statement on Form S-4 does not foreclose the Commission from taking any action with respect to such filing;

b.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring such filing effective, does not relieve EERG from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

c.	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Brad Colby
Brad Colby, Chief Executive Officer